Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

December 9, 2020

Vanessa Robertson

Laura Crotty

Kevin Vaughn

Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullinan Oncology, LLC
Draft Registration Statement on Form S-1
Submitted November 2, 2020
CIK No. 0001789972

Dear Ms. Crotty:

On behalf of our client, Cullinan Oncology, LLC (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated November 30, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on November 2, 2020

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Draft Registration Statement on Form S-1 filed November 2, 2020

Prospectus Summary

Our Hub-and-Spoke Business Model, page 2

1.

Please revise your disclosure to provide more detail regarding why you believe the hub- and-spoke business model enables you to maintain an optimal capital structure, attract leading collaborators, and promotes asset flexibility. Your discussion should include mention of the segregation of assets and liabilities, dividend or revenue sharing structure between Cullinan Management and the operating subsidiaries, and any agreements in place between Cullinan Management and the operating subsidiaries regarding shared services and oversight responsibilities, each to the extent relevant.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 3, 126 and 127 of the Amended DRS in response to the Staff’s comment to provide more detail regarding why it believes the hub-and-spoke business model enables it to maintain an optimal cost structure, attract leading collaborators, and promote asset flexibility. Additionally, the Company respectfully directs the Staff to certain risks disclosed in the “Summary of the Material Risks Associated with Our Business” section on page 8, as well as the “Risk Factors” that highlight the challenges of the hub-and-spoke business model on pages 19, 20 and 22, respectively.

2.

Please revise the graphic depiction of your hub-and-spoke business model to indicate your ownership percentage in each of the subsidiaries. Your ownership in each of these subsidiaries should be clarified throughout your registration statement. For example, revise the descriptions of each of your product candidates to clarify your percentage ownership of the subsidiary developing the candidate, revise references to your subsidiaries to use the partially/wholly owned qualifiers and revise your risk factor on page 19 referencing third party investors’ rights in your subsidiaries to clarify the percentage of each subsidiary held by third party investors, collaborative partners or licensors.

RESPONSE: The Company respectfully advises the Staff that it has revised the graphic depiction of its hub-and-spoke business model on pages 3 and 127 of the Amended DRS in response to the Staff’s comment to indicate the Company’s ownership percentage in each of the subsidiaries.

Furthermore, the Company respectfully advises the Staff that it has clarified its ownership in each of its subsidiaries throughout the Amended DRS by indicating its respective percentage ownership and including references to subsidiaries as partially- or wholly-owned. In addition, the risk factor referenced on page 21 has been revised to clarify the percentage of each subsidiary held by third party investors, collaborative partners or licensors.

Our Pipeline, page 3

3.

Please revise the product pipeline table on pages 3 and 121 to clearly break out each stage or phase of clinical trials required for each product candidate. For instance, for clinical stage, the chart should reflect each phase of trials that your product candidates are required to complete to advance to the next stage of development. The revised table should inform potential investors of the current stage of development of each product individually and the stages remaining before commercialization of the discussed candidates may be achieved. In this regard we note that the current pipeline table ends at Phase 2.

In addition, remove the terminated programs from the table, as it should focus only on those programs that are presently material to the business.

RESPONSE: The Company respectfully advises the Staff that it has revised the product pipeline table on pages 4 and 123 of the Amended DRS in response to the Staff’s comment to clearly break out each stage or phase of clinical trials required for each product candidate.

Regarding the Staff’s request to remove the terminated programs, the Company respectfully advises the Staff that it believes the disclosure of its terminated programs in the pipeline chart is material information to convey about the Company’s business and the manner in which it operates. Specifically, the Company’s business model is predicated on maintaining a portfolio of oncology assets that are diversified by modality, mechanism, and indication in order to reduce clinical and business risk inherent in novel science. As part of this model, the Company terminates programs if they do not meet certain criteria for advancement and believes that the decision to terminate a program demonstrates its commitment to maintaining a diversified portfolio. Several factors will ultimately determine the success of the Company’s business model, including the employees, consultants and advisors the Company is able to recruit and retain, the assets it is able to develop and their potential market opportunity, and the capital it is able to source to fund its ongoing operations. The Company believes that a key factor to its successful evolution and growth is its capital allocation strategy. In that regard, the development of novel oncology assets is a high-risk endeavor as suggested by industry statistics which indicate that the probability of success (i.e., developing an asset that ultimately reaches a patient commercially) is well below 10%. See https://globalforum.diaglobal.org/issue/may-2019/what-are-the-chances-of-getting-a-cancer-drug-approved/ . Accordingly, the process by which the Company is able to evaluate assets, the discipline to terminate assets that do not meet its internal criteria for advancement, and the ability to pivot to focus on and allocate resources to different assets are important factors for investors to consider, as ultimately the Company is the steward of their capital. The Company respectfully advises the Staff that disclosure regarding the Company’s terminated programs evidences the implementation of its stated business model and strategy.

Risk Factors

Our ability to realize value from our subsidiaries..., page 20

4.

We note the following on page 20: “Our equity interest in our subsidiaries may be further reduced in the event such companies require additional capital and it is obtained from third party investors rather than us. As a result, we may not be able to exercise control over the affairs of any subsidiaries.” Please expand your disclosure to explain how your majority owned operating subsidiaries could seek and accept capital from third party investors, thereby diluting your ownership and control over such entities, without your consent.

RESPONSE: The Company respectfully advises the Staff that it has expanded its disclosure on pages 21 and 22 of the Amended DRS in response to the Staff’s comment to explain how its majority owned operating subsidiaries could seek and accept capital from third party investors, thereby diluting its ownership and control over such entities.

Cullinan MICA, page 105

5.	Please revise your discussion to describe the two milestone events that are conditions to closing an additional $16 million investment in Series A Senior Preferred Stock.

RESPONSE: The Company respectfully advises the Staff that it has expanded the disclosure on page 107 of the Amended DRS in response to the Staff’s comment to revise the Company’s discussion to describe the two milestone events that are conditions to closing an additional $16 million investment in Series A Senior Preferred Stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Equity-Based Compensation Expense, page 117

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

The Cullinan Approach, page 126

7.

We refer to your diagram on page 126 and the surrounding narrative, and note the resemblance of your hub-and-spoke model to an investment firm with underlying portfolio companies. Please provide your analysis regarding the applicability of the Investment Company Act of 1940 to your business.

RESPONSE: The Company respectfully advises the Staff that it is not deemed to be an “investment company” pursuant to the exemption for certain research and development companies under Rule 3a-8 of the Investment Company Act of 1940 (the “Act”).

Rule 3a-8 of the Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. Notwithstanding sections 3(a)(1)(A) and 3(a)(1)(C) of the Act, an issuer will not be deemed an “investment company” if its use of capital and certain other factors indicate that the issuer is engaged in a non-investment business. First, as disclosed in the Company’s Amended DRS, the Company is a biopharmaceutical company focused on developing a diversified pipeline of targeted oncology and immuno-oncology therapies with transformative potential for cancer patients, with research and development expenses representing a substantial percentage of its total expenses for the last four fiscal quarters. Specifically, the Company’s research and development expenses, consisting primarily of costs incurred in connection with research and development of its therapeutic candidates and programs, represented 54% and 55% of its total operating expenses for the year ended December 31, 2019 and the four fiscal quarters ended September 30, 2020, respectively. The Company expects that its research and development expenses will increase substantially in connection with its planned clinical development activities in the near term and in the future. Further, the Company expects to deploy cash raised in the initial public offering primarily toward research and development activity, and therefore expects expenses to increase. Given these dynamics, the Company expects its investment expenses to continue to be a low percentage of its overall expenses.

Second, the Company’s net income derived from investments in securities does not exceed twice the amount of its research and development expenses for the same period for the last four fiscal quarters ended on September 30, 2020, combined. Specifically, the Company’s net income derived from investments in securities for the four fiscal quarters ended September 30, 2020 was a net income of $884,670 while the Company’s research and development expenses for the same period were $4,024,578.

Third, the Company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters ended September 30, 2020, combined, do not exceed 5% of its total expenses for the same period. Instead, such expenses account for only 0.62% of its total expenses for the same period. The Company expects that these expenses will remain low in the near term and in the future as the Company continues to use its cash primarily for research and development activity. The Company respectfully advises the Staff that its investment expenses for the four quarters ended September 30, 2020 were $45,362, which were approximately 0.06% of its average short-term investment balance for the same period. The Company does not expect this expense ratio to change significantly given that it will continue to pursue a capital preservation strategy.

Fourth, the Company confirms that its investments in securities are capital preservation investments.

Fifth, the Company does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities and it is not a special situation investment company. Similarly, the Company is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business other than that of investing, reinvesting, owning, holding or trading in securities as evidenced by (i) the activities of its officers, directors, and employees (ii) its public representation of policies, (iii) its historical development and (iv) an appropriate resolution of its board of directors. Specifically, the Company’s officers spend substantially all of their business time on managing and operating the Company’s biotechnology business. The Company is focused on developing its pipeline of therapeutic candidates with a strategy to continue to expand its position in the biotechnology industry by advancing therapeutic candidates toward regulatory approval and engaging in research collaborations, business development and internally designed programs. In addition, the Company’s board of directors is primarily focused on the drug discovery, development and commercialization aspects of the Company’s biotechnology business. Seven of the Company’s 17 full-time employees, eight of whom hold M.D. or Ph.D. degrees, are focused on the research and development of its programs, while nine are engaged in business development, finance, legal and general management administration. In its public- and investor-facing materials, the Company has consistently presented its principal business activity as a diversified oncology company and has represented that the pipeline as a whole represents the unified biotechnology-focused business strategy of the Company. As is the case for most early-stage biotechnology companies, the Company is engaged in research and development activities rather than investing, reinvesting, owning, holding or trading in securities, and the Company does not view itself as being engaged in such activities.

Finally, the Company maintains a written investment policy with respect to its capital preservation investments that is reviewed and updated by its board of directors from time to time.

License Agreements, page 155

8.

Please revise the description of royalties due under the Taiho License Agreement to specify within ten percentage points the royalty rate, rather than providing a range of a “low single digit to low double digit” royalty. Additionally, quantify all amounts paid to date, including the license fee paid and shares issued to Taiho.

RESPONSE: The Company respectfully advises the Staff that it has revised the description of royalties due under the Taiho License Agreement on page 163 of the Amended DRS in response to the Staff’s comment to specify within ten percentage points the royalty rate, rather than providing a range of a “low single digit to low double digit” royalty.

9.

Please revise the description of your agreement with MIT to quantify all amounts paid to date, the number of shares issued under the agreement and disclose the royalty rate within ten percentage points.

RESPONSE: The Company respectfully advises the Staff that it has revised the description of its agreement with the Massachusetts Institute of Technology on page 165 of the Amended DRS in response to the Staff’s comment to quantify all amounts paid to date, the number of shares issued under the agreement and disclose the royalty rate within ten percentage points.

10.

Please revise the description of the DKFZ/Tubingen license agreement to quantify all amounts paid to date, including upfront and option exercise fees and shares issued to DKFZ/Tubingen pursuant to the agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the description of the DKFZ/Tubingen license agreement on page 164 of the Amended DRS in response to the Staff’s comment to quantify all amounts paid to date, including upfront and option exercise fees and shares issued to DKFZ/Tubingen pursuant to the agreement.

11.

To the extent the performance benchmarks provide DKFZ/Tubingen with a right to terminate the agreement, they appear material and require disclosure. Please revise to describe the benchmarks and applicable timeframe. Alternatively, explain the basis for your belief that the consequences of failing to meet a benchmark are not material.

RESPONSE: The Company respectfully advises the Staff that it has revised the description of the DKFZ/Tubingen license agreement on page 164 of the Amended DRS in response to the Staff’s comment to describe the benchmarks and applicable timeframe.

Intellectual Property, page 160

12.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

RESPONSE: The Company respectfully advises the Staff that it has revised its intellectual property disclosure on pages 167 and 168 of the Amended DRS in response to the Staff’s comment to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent.

Exhibits

13.	Please file the following as exhibits to the registration statement:

•	investor rights and voting agreements with third parties mentioned on page 20;

•	Shared Services Agreement discussed on page 201; and

•	Royalty Transfer Agreements discussed on page 201.

Alternatively, please provide an analysis regarding the applicability of Item 601(b)(10) of Regulation S-K to these agreements.

RESPONSE: The Company respectfully advises the Staff that it has filed a Form of Voting Agreement, Form of Investor Rights Agreement, Form of Services Agreement and Form of Royalty Transfer Agreement as Exhibits 10.18, 10.19, 10.20 and 10.21, respectively, to the Amended DRS.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Sincerely,

/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Owen Hughes, Cullinan Oncology, LLC

Jeffrey Trigilio, Cullinan Oncology, LLC

Mitchell Bloom, Goodwin Procter LLP

Danielle Lauzon, Goodwin Procter LLP